

November 10, 2011

Via E-mail
Kristian B. Kos
President and Chief Executive Officer
New Source Energy Corporation
914 North Broadway
Suite 230
Oklahoma City, OK 73102

   Re: New Source Energy Corporation
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 12, 2011
     File No. 333-176548

Dear Mr. Kos:

   We have reviewed your response letter dated October 11, 2011 as well as your amended registration statement and have the following additional comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We remind you of the following comments from our letter dated September 27, 2011:

- prior comments 2 and 25 regarding the need for adequate time to review the price range, other blanks in the document and missing exhibits;
- prior comment 3 regarding the status of your NYSE listing application;
- prior comment 4 regarding FINRA approval; and
- prior comment 6 regarding the need to update financial statements and provide an updated auditor's consent.

Prospectus Summary, page 3

2.   We are still considering your response to prior comment 27 and may have further engineering comments on this matter.

Exhibit 99.1

3.   We note the statement that "[t]his evaluation has been prepared in accordance with the generally accepted petroleum engineering and evaluation principals set forth in the 'Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information' as published by the Society of Petroleum Engineers, the SPE Standards." Please tell us if this SPE source lists a compilation of such "generally accepted petroleum engineering and evaluation princip[les]." If not, please ensure that your third party engineer omits the reference to "generally accepted petroleum engineering and evaluation princip[les]" in its report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

                      Sincerely,

                      /s/ A.N. Parker

                      Anne Nguyen Parker
                      Branch Chief

cc: Mr. Roger A. Stong